TSX: MMM NYSE Euronext: MGH FSE: MI5
April 20, 2012

NEWS RELEASE

MINCO GOLD COMMENCES EXPLORATION PROGRAM ON ITS YEJIABA AREA

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE EURONEXT:MGH/FSE:MI5) is pleased to announce the commencement of  the planned exploration program for the Company’s 100% owned Longnan Project   located in Gansu Province, China.

Minco Gold has successfully maintained twelve exploration permits in the South of Gansu province, collectively referred to as the Longnan project. The Company is intensifying exploration activity as a result of progress made through the 2010 and 2011 exploration programs, which defined multiple drill targets at the Shajinba and Baimashi  in the Yejiaba area.

Minco Gold’s 2012 exploration program will mainly focus on the Yejiaba area of Longnan Project and will include surface trenching and sampling, about 3,000 meters of diamond drilling in eight holes, and 3,000 meters underground tunneling. The drilling and tunneling program is designed to follow up multiple drill targets previously defined in the Shajinba and Baimashi sub-areas. Surface exploration will be conducted to determine the overall footprint of the multiple gold zones identified in the Yejiaba metallogenic trend. The initial program stage will mobilize geological teams, initiate surface work, and deliver and set up a drill rig at the Baimashi gold zone.  Testing of the Baimashi Zones 1 and 2, along with the corresponding induced polarization (IP) anomalies previously defined at the depth will be conducted to provide data for initial resource definition and program extensions.

The Company has initiated construction of an access road to the Yejiaba area facilitating tunneling and drilling program.

The Company today announced the filing of its Annual Report on Form 20-F for the year ended December 31, 2011 with the Securities and Exchange Commission.  A copy of the Annual Report on Form 20-F is available to be viewed and downloaded from the Company's website at http://www.mincomining.ca. The Company will provide a hard copy of the Annual Report on Form 20-F, including the Company's complete audited financial statements, free of charge to its shareholders upon request.

The Company also announces that Mr. Paul Zhang, Vice President Finance and Chief Financial Officer, resigned effective April 19, 2012.  We thank Mr. Zhang for his time and efforts during his tenure and wish him well in his future endeavors.

The Company's Controller, Ms. Ellen Wei, has been appointed as Interim Chief Financial Officer. Ms. Wei has been with the Company since February 2005 and was appointed Corporate Controller in January 2009. Ms. Wei is a member of the Institute of Chartered Accountants of British Columbia and a Certified Public Accountant in the United States. She also has a CPA designation in China. Ms. Wei has more than 10 years experiences with a major Chinese auditing firm and 3 years with Ernst & Young LLP respectively. Before appointed as Corporate Controller, she served as the CFO for 4 years for Minco Mining (China) Ltd.

About Minco Gold

Minco Gold Corporation (TSX:MMM/  NYSE EURONEXT:MGH  FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 pr@mincogold.com.

The preceding includes forward looking statements, including plans for the further extension of our exploration program. Actual plans and results of exploration activities may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual plans to differ materially are the Corporation's ability to raise future financing and other risk factors listed from time to time in our SEC reports and our reports filed with Canadian securities regulators.  We disclaim any intent to update forward looking information except to the extent required by applicable securities laws.